FORM 1-K

ANNUAL REPORT

For the Fiscal Year ended December 31, 2023

For

Apis Cor Inc.

A Delaware Corporation

Commission File Number: 024-11666

CONTACT INFORMATION :

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

Phone: (347) 404-1481

ITEM 1 - DESCRIPTION OF THE BUSINESS

Summary

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 21 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The Company provides advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The principal place of business and operations of the Company are in Florida. Since inception, the Company has been conducting research and development activities regarding the Technology. As of December 2023, the Company has fully developed the commercial versions of its 3D Printer and Mixer Units and has begun sales to customers. The Company has also focused on implementation of manufacturing infrastructure.

Manufacturing of individual parts for the Company’s Technology/products is currently outsourced, however, finally assembly is done by the Company. The Company spent all of 2023 on progressing development and implementation of manufacturing procedures. In 2023, the Company began production on two full 3D Printer systems including Structural 3D Robotic Printers and 3D Print Material Mixers. The manufacturing of the 3D Print Material is conducted in-house.

The Company’s Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company’s products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1)	Increased productivity and fast construction process;

(2)	Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post finishing works;

(3)	Significant reduction of reliance on human labor on job site causing an unprecedented ability to scale the development process;
(4)	Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5)	Marked reduction in the cost of construction through cutting the need for human labor costs.

Modern construction cannot keep up with the growing demand because construction heavenly mainly relies on manual labor. Deployment of the Company’s Technology greatly reduces the labor requirements for any one project.

The US Census Bureau’s 2022 Survey of Construction found the average stick-built house takes 7.6 months to construct. This does not include the average of 1.5 months for building authorization and permits. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 13.3 months total, likely due to less experience and smaller crews.

To compare (average 2,300SF house, 1 floor):

Wall construction of concrete masonry house: approx. 400 hours

Wall printing using Apis Cor 3D printer: approx. 40 hours

Nationally, the United States is facing a shortage of more than 6.5 million affordable homes, with over 650,000 people experiencing homelessness on any given night, a 12% increase from 2022. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company’s Structural 3D Printing Technology provides an optimal solution to fill the national shortage that gap by delivering more houses without filling a human’s role.

Synopsis of the Company’s Structural 3D Printing Technology

The Company has invented and developed three main technologies for Structural 3D Printing. The primary technology is the Structural 3D Robotic Printer. The secondary, yet just as crucial is the proprietary 3D Print Material(s), which provides the raw material for the walls of the structure. The third major technology is the 3D Print Material mixing and pumping unit (the “Mix and Pump Machine”). The Company supplies its customers with all of these Technologies through equipment lease arrangements and standard purchase arrangements.

Structural 3D Robotic Printers

Apis Cor has invented and developed robotics equipment to 3D print full scale walls on various structure types, including full scale houses, using proprietary cementitious materials. Development of the Structural 3D Robotic Printers began in 2015. The current Structural 3D Robotic Printer design weighs approximately 2,900 pounds, has the ability to print up to three floors, and only takes 30 minutes to set up. The Structural 3D Robotic Printers can be set up by two persons and is controlled by a tablet such as an iPad. The 3D Robotic Printer printing arm comes equipped with a Company-designed smart spatula installed on the printing nozzle’s end. The proprietary design prevents the "sausage" effect common to other structural 3D printers, eliminating the need for long and costly finishing processes.

The Structural 3D Robotic Printer is mounted on tracks and includes a four-point leveling system. This ensures that the Printer is able to move around the printed structure and deposit the material in a level and consistent manner.

The Company intentionally made the Structural 3D Robotic Printer extremely mobile. Small enough to fit onto the bed of a pick-up truck or a trailer. Because of this, the Structural 3D Robotic Printer can be moved all around the job site. The only restriction to the printed structure’s size is the area of the development site itself. Using the Structural 3D Robotic Printer’s continuous track mobile platform, the Printer can reposition itself when a layer is complete and continue depositing 3D Print Material in a matter of minutes. This compact size increases accessibility of 3D printed structures to a greater number of developers. Additionally, setup does not require cranes or heavy machinery. The rugged lightweight design means the Structural 3D Robotic Printer can travel over any surface including sand, grass, and gravel.

In addition to decreased labor and opportunity costs normally associated with construction, the Structural 3D Robotic Printer allows for immeasurable amount of consistency between structures. The Company has essentially invented a skilled robot equipped with precise dosage devices and sophisticated algorithms to ensure repeatable builds with machine accuracy.

3D Print Materials

While concrete is the construction industry standard, it’s use poses myriad problems within 3D printing applications. The Company, therefore, has developed proprietary printing material(s) that would flow easily through the Mix and Pump Machine and the Structural 3D Robotic Printer’s extruder without slumping — while still bonding between layers, curing quickly, and maintaining its layer shape. The end product is a dry mortar with aggregates pre-mixed in the proper ratio, delivering perfect results every time with no guesswork.

By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company.

The Company intends to manufacture several types of 3D Print Materials for different uses and applications.

3D Structure Printing Design

When referring to the “3D Structural Printing Design” within this Offering Circular, it includes the proprietary  shape of the walls and methodologies employed by the Company in printing any structure. The term is inclusive in that the Company has more than one Designs for structural elements (walls).

The 3D Structural Printing Design employs a Company-designed shape designed to emulate Concrete Masonry Units (“CMU(s)”) also known as cinderblocks. CMUs are the gold-standard for resilient construction because they are independently stable and allow for reinforcement with reinforcing bars (“rebar(s)”) and other stabilization/reinforcement methods. The Company has designed the 3D Structure Printing Design to emulate CMUs with respect to the ability to sustain stability independently and with reinforcement. Additionally, the Company’s Structure Design allows for mechanical, electrical, and plumbing components to be seamlessly included in the structures.

Apis Cor's 3D printed walls are virtually identical to CMU construction walls in both form and function. This enables the 3D Structural Printing Design to:

- Conform with existing CMU-based building codes

- Resist wind, water, fire, mold, and pests

-Simplify integration with plumbing, electrical, mechanical and finishing work

The 3D Structural Printing Design was developed by Company engineers to simplify the necessary structural calculations such that the design complies with local building codes that incorporate and are based on the use of CMUs. The Company’s 3D material reaches the ability to withstand 3,627 psi of vertical pressure after 28 days of curing, exceeding construction code standards for CMUs. The 3D Structural Printing Design conforms with the International Building Code for masonry construction – which many regional/local building codes adopted and incorporate.

Mixing and Pump Machine for 3D Printing Structural Material

The Company has also developed a proprietary 3D print material delivery system specific to the Company’s 3D Printing Robot. The inclusion of the mixer to the whole system reduces labor time significantly by reducing the need to mix the concrete or structuring materials by hand on the job site. The mixer mixes the correct ratio of materials and pump it to the 3D Printing Robotics.

Company Bulk Trucks

The Company also intends to purchase and deploy a fleet of proprietary and Company-owned smart bulk trucks to deliver the perfect blend of dry print material in a vacuum sealed container. Transportation of the 3D Printing Structural Material requires a vacuum sealed container and specific temperature requirements to avoid tainting of the material. The Company will develop a fleet of these specialized bulk trucks upon a successful Offering.

Status of the Apis Cor Products

The Company has announced all of the above-named products to the public through the Company website (www.apis-cor.com). All of the Technologies are past the “proof of concept” prototype stage. As of April 2023, the Company has developed the initial commercial version of the commercial 3D Printer and Mixer Units and has begun sales to customers. The Company has also focused on implementation of it manufacturing infrastructure. Manufacturing of individual parts for the Company’s Technology/products is currently outsourced, however, finally assembly is done by the Company. The Company spent all of 2023 on progressing development and implementation of manufacturing procedures on ordered units.

The Company will continue use the Proceeds of this Offering to continue research and development, sales, and construction activities.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment sales strategy with respect to the Structural 3D Robotic Printers, and a material sale strategy with respect to the 3D Print Material(s). In addition to these two revenue streams, the Company will provide technical assistance and customer support for its Customers.

The Company will distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate revenues from Apis Cor University.

The Company may still open showrooms and sales offices to increase sales and reinforce the Company brand, but this effort has been supplanted by the Company’s multi-unit pilot project as described below. The showrooms are intended provide demonstrations of sample of 3D printed structures and the Company’s 3D Printing Technology. In December 2023, the Company began printing a 4BR/4BA house in Melbourne, FL which will be used a showcase house once completed.

In 2023 the Company also began a pilot project whereby the Company will construct several units of 2-4 bedroom homes in Central Florida. The pilot program, if successful, will provide potential customers with examples of the capabilities of the Structural 3D Printing Technology.

Target Customers and Market

The Company’s target customers (the “Customers”) include, but are not limited to, low-rise residential construction companies, contractors, subcontractors, homebuilders, and real estate developers in the United States. As of April 2024, the Company’s clients have been low-rise residential construction companies and a national homebuilder, D.R.Horton with whom the Company started building a relationships through an initial multi-unit pilot project in Central Florida and strategic investment in the company.

The Customers the Company will be marketing to are those who build multiple units within a single development including, but not limited to, residential housing projects/subdivisions (50+ units annually). The Customers will generally have previously built with masonry and wood framed single family residences, luxury residences, and middle class residences.

There was an estimated 1.413 million housing starts in 2023, representing a 9% drop from 2022. Within the United States, there are 200 home builders who build 150 to 81,000 units annually.

In contrast, the Company’s Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

Distribution of Apis Cor Products

Apis Cor’s goal is to become the leading manufacturer and provider of Structural 3D printing equipment through both equipment leasing and equipment sales, 3D Print Material sales, and associated services provided by the Company. The core of revenue growth is around the leasing of the Structural 3D Robotic Printers and the sale of the 3D print material.

The Company markets the novel Technologies by initially providing printing services acting as a subcontractor or executing own construction projects acting as a developer and/or construction partner. The goal of penetration strategy is to increase the customer acceptance, get more cases of permitted houses, and improve the product to a stage ready for mass production and use.

The Company will prove the Technology to potential customers by delivering information regarding the successful cases of 3D printed houses to increase customer acceptance. Although the Technology brings significant interest from potential customers, many are cautious to adopt the construction methods as a result of the novelty of the Company’s products. Rather than taking the perceived risk of being early adopters, many potential Customers will want to see more successful cases of 3D printed houses, smooth use of the equipment, and examples of how easily the Customers can learn to operate the equipment. The Company believes that its work with the national homebuilder, if successful, will significantly de-risk the Technology for potential customers.

In. late 2023, the Company paused the in-house sales department activities. The Company will resume sales activities once the model home is built and ready for tours to potential customers.

Starting in 2022, the Company has implemented as “reservation” program, whereby potential Customers could place a deposit with the Company. These deposits purchase the future option to purchase either a machine or a house built by the Company’s machines. In the case of a machine purchase, the deposit is $3,000 for a Printer and/or a Mixer. In the case of a home built by the Company’s machines, the deposit is $7,000. Once the Company is able to deliver the units, the deposit amounts will go towards the purchase price. These deposits have no expiration. The Company also has a paid waitlist for these services/products whereby a potential Customer can pay a non-refundable $200 to be on a list for future products/services.

The Company closed its Melbourne, FL showroom in September 2022. The Company deemed the maintenance of such a showroom to be an unnecessary expense. The Company now shows its products to Customers through direct contact and demonstrations. The Company still intends to build several model houses around the country to demonstrate the end product as well as building permit process, building performance features (insulation, reinforcement, different finishes, etc.).

The Company has engaged in grassroots promotion of Apis Cor University in order to educate potential customers about the Technology. This will feature both free and paid videos demonstrating the Company’s products and services.

Apis Cor had been featured in several television news features showcasing the construction of a model house in Melbourne, FL. Documentary production is postponed until the Company starts building houses with a national homebuilder and early adopters.

Competitive Advantages

There are a handful of companies with strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Robotic Printers which feature true mobility and compact dimensions causing the Technology to be easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Robotic Printers can be easily moved along a whole construction area. No other current 3D construction technology matches this capability.

Special Purpose Entities

In July 2022, the Company established Apis Cor Construction LLC, a Florida limited liability company wholly-owned by Apis Cor Inc. The purpose of this subsidiary is to execute all construction operations (using the Technology).

The Company may establish additional Special Purpose Entities (if singular “SPE”, if plural “SPEs”) for the sole purpose of (1) acquiring, purchasing, disposing of, transferring, developing, redeveloping, or rehabilitating one or more properties; (2) acting as subcontractor(s) for one or more projects; or (3) acquiring, purchasing, disposing of, transferring, developing, redeveloping, rehabilitating, and/or renting business personal property including, but not limited to equipment and other business personal property. Every future SPE is intended to be a wholly-owned or wholly-controlled subsidiary. The Board has the sole and absolute discretion as to whether a Company will utilize a SPE structure for any transaction or series of transactions. Furthermore, the Board has sole and absolute discretion as to the structuring, including fee schedules, compensation, and governance, of any SPE.

Employees

As of the date of this Form 1-K, the Company has five full time employees.

Legal Proceedings

The Company is not presently a party to any material litigation, nor is any litigation known to be threatened against the Company. Furthermore, the Company has no bankruptcies, investigations, or criminal proceedings to disclose.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Overview

Apis Cor Inc. (“the Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three- dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Technology and durable 3D Printing Materials to developers and homebuilders to reduce the costs of building. Thus enabling construction companies to decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

During the year ended December 31, 2023, the Company has engaged in sales of its Structural 3D Printing Technology. The current sale price for the Structural 3D Printer and Mixer is $650,000 for both units.

The Company engages in the manufacture and sales of proprietary 3D Printing Materials. The Company does not contractually require customers to purchase the Company’s proprietary 3D Printing Materials. If a customer uses non-Apis Cor proprietary 3D Printing Materials with Structural 3D Printer and the Mixer, the warranty provided by the Company is partially voided with respect to parts that touch the concrete flow process within the Structural 3D Printer and Mixer in the event a machine malfunctions or breaks. Furthermore, in the event the warranty is breached for use of non-Company 3D Printing Materials, the Company will charge the relevant customer for repair of the purchased parts and maintenance.

The Company is in the process of establishing the first in-house 3D Printing Materials manufacturing plants. The Company has engaged third-party manufacturers for its proprietary 3D Printing Materials. The Company maintains stringent intellectual property controls through contracts with these third-party manufacturers. After development of the Company’s 3D Printing Materials manufacturing facilities, in the event the Company cannot maintain manufacturing capacity of the 3D Printing Materials for the current customer contracts, the Company has the option to use these third-party manufacturers to cover demand shortfalls.

Structure of the Sales contracts:

The sales contract for the Structural 3D Printer and Mixer is structured in the following way:

The customer is required to pay a deposit for the Structural 3D Printer and Mixer. After the down payment is received, the Company will begin building the Structural 3D Printer and Mixer. In the event there is a balance after the down payment, the balance owed to the Company will be paid in installments. The payment/installment schedule is variable for each customer as negotiated between the customer and the Company. The Structural 3D Printer and Mixer will not be released to the customer until the full balance is paid. Apis Cor can terminate at any time prior to delivery. In the event of termination, the Company will return 100% of funds paid to the Company.

Active Contracts

Sale of Structural 3D Printer and Mixer to South Dakota Developer

On May 3, 2023, the Company executed a sales Contract with a real estate developer in South Dakota. As of December 31, 2023, the Company has received full payment for the Structural 3D Printer and Mixer.

Sale of Structural 3D Printer and Mixer to Ontario, Canada Developer

On March 8, 2023, the Company executed a sales Contract with a real estate developer in Ontario, Canada. As of December 31, 2023, the Company has received down payments of $200,000 for the Structural 3D Printer and Mixer.

Home in Melbourne, FL

The Company has been engaged as a sub-contractor for the wall construction of a single-family residential building in Melbourne, FL. Construction on the house has begun in December 2023.

The owner of the property has granted to Apis Cor a six-month lease with full access to the house upon completion of the property to provide Apis Cor with the ability to use the house as a model home for its business purposes.

Products and Services

The Company’s products and services derive directly from the 3D printing process which enables real estate developers and the construction industry, just like others in the manufacturing sector, the following benefits:

(1) Increased productivity and fast construction process;

(2)  Better and consistent quality including a drastic reduction of human error which cuts cost of fixing errors and post- finishing work;

(3)  Significant reduction of reliance on human labor on job sites resulting an unprecedented ability to scale the development process;

(4)  Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human labor costs.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment sale strategy with respect to the Structural 3D Printers and Mixers, and a material sale strategy with respect to the 3D Printing Material(s). In addition to this sales-based revenue stream, the Company will provide technical assistance and customer support for its customers.

The Company plans to distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate significant revenues from Apis Cor University. Apis Cor University is still active and generated revenues of $17,063 in the year ended December 31, 2023.

Competitive Advantages

There are a handful of companies with a strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Printers and Mixers which feature true mobility and compact dimensions resulting in the Technology being easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Printers can be easily moved along a whole construction area. No other current 3D printing construction technology matches this capability.

The Company’s Technology is protected with four granted patents and multiple patent applications. We also have advanced material which was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri and for NASA competition which set the highest bar for material quality, durability and physical properties.

Status of Products

The Company has announced its products to the public through the Company website (www.apis-cor.com). All the Technologies are in the production stage, but the Company still engages in internal research and development for the next version of the Company’s Products.

New 3D Mixer

The Company began selling a new version of the 3D Mixer during the interim period. This new version of the 3D Mixer is named “Gary 2.0”. This is the sole mixer being sold by the Company as of December 31, 2023.

Gary 2.0 provides for a significant competitive advantage due to the increased efficiency and continuity it brings to the mixing and extrusion process.

New Manufacturing Facility

On September 21, 2023, the Company entered into a lease in Melbourne, FL for an additional 7,000 sqft. manufacturing facility for the manufacturing of the Structural 3D Printing Technology, including the 3D Printers and 3D Mixers, and as a pilot batch plant for the 3D Printing Materials.

Results of Operations

Total revenue for the fiscal years ended December 31, 2023 and 2022, respectively, was $17,063 and $54,849. Customer deposits for future sales as of December 31, 2023 and 2022 was approximately $982,000 and $84,000, respectively.

The following summarizes the Company’s major sources of revenue:

3D Printing Equipment

3D printing equipment includes proprietary Structural 3D Printers and Mixers comprised of proprietary mixing and pump machines. By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company. The revenue is typically earned upon delivery and the customer takes control of the equipment.

The Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers. Customer deposits for future reservations and 3D printing equipment sales was approximately $932,000 and $14,000 at December 31, 2023 and 2022, respectively. No equipment deliveries were made in 2023 or 2022.

3D Printed Structures

These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. There were no 3D structures printed during the fiscal years ended December 31, 2023 and 2022, respectively. Customer deposits for future reservations and 3D printed structures was approximately $29,000 and $49,000 at December 31, 2023 and 2022, respectively.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live seminar formats. Total revenue from training programs for the fiscal years ended December 31, 2023 and 2022, respectively, was $17,063 and $54,849. Customer deposits for live training programs was approximately $19,000 and $18,000 at December 31, 2023 and 2022, respectively.

Operating Expenses

The Company classifies its operating expenses as payroll and related expenses, research and development, advertising and marketing, professional fees, facilities and maintenance expense, and other operating expenses (other general and administrative, depreciation, travel and entertainment and other operating supplies and expenses).

Payroll and Related Expenses for the fiscal years ended December 31, 2023 and 2022 was $1,058,975 and $299,3223, respectively. The increase in expense is primarily attributable to hiring additional staff as needed to optimize and support product offerings, manufacturing infrastructure and business development. Future increases are anticipated as we continue to increase product offerings and expand production capabilities.

Research and Development costs for the fiscal years ended December 31, 2023 and 2022 was $422,828 and $142,680, respectively. The increase in expense is primarily attributable to the Company’s concentration in the fiscal year ended December 31, 2023 on the completion and launch of its initial commercial version of the Structural 3D Printers and Mixers. As a result, Research and Development will be budgeted at relatively lower costs as the Company is committed to a continuous improvement program for its Technologies and products. Research and development expenses have historically consisted primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Advertising and Marketing costs for the fiscal years ended December 31, 2023 and 2022 was $258,389 and $331,708, respectively. The decrease in expense is primarily attributable to the Company’s concentration of efforts during the fiscal years ended December 31, 2022 on the launch of its Regulation A+ offering effective December 27, 2021 and its Regulation Crowdfunding offering in September 2022. (See Item 6 below).

Other General and Administrative costs for the fiscal years ended December 31, 2023 and 2022 was $202,093 and $117,215, respectively. The increase in expense is primarily attributable to increased recruiting fees and computer related expenses to support the Company’s growth and expansion.

Professional Fees for the fiscal years ended December 31, 2023 and 2022 was $197,611 and $436,122, respectively. The decrease in expense is primarily attributable to efforts during the fiscal years ended December 31, 2022 for development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls among others.

Facility and Maintenance costs for the fiscal years ended December 31, 2023 and 2022 was $219,421 and $153,335, respectively. This increase is primarily attributable to the new lease entered in April 2023 to expand its manufacturing and warehouse space to optimize and support its manufacturing infrastructure as the Company has begun offering its Technologies for sale to customers.

Net Loss from Operating Activities

As a result of the foregoing, the Company’s Net Loss for the fiscal years ended December 31, 2023 and 2022 was $2,520,996 and $1,524,058, respectively. The increase in Net Loss from Operating Activities is primarily attributable to increased Payroll and Related Expenses, and Research and Development costs offset, in part, by decreased Professional Fees.

During the fiscal year ended December 31, 2023, the Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers. The Company has also focused on implementation of its manufacturing infrastructure. During the fiscal year ended December 31, 2022, the Company’s concentration of efforts was on expanding its brand recognition following the launch of its Regulation A+ offering effective December 27, 2021 and its Regulation Crowdfunding offering in September 2022, as well as development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls.

Liquidity and Capital Resources

Cash and Working Capital

As of December 31, 2023, the Company’s cash on-hand was $184,836 compared to $480,985 at December 31, 2022. The Company had a working capital deficit at December 31, 2023 of $924,568 compared to working capital of $261,472 at December 31, 2022. The additional working capital deficit was primarily attributable to an increase of $897,791 in customer deposits for future sales and a decrease in cash on hand of $296,149 primarily due to investments in production equipment.

The Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers as of the date of the filing of this Form 1-K, however, the Company will devote time and proceeds to expand manufacturing capabilities, including minor alterations of the Technologies and research and development to achieve manufacturing scaling and efficiency. The Company will also continue research and development and product development activities for the underlying Technologies. This research and development process will continue through the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increase. This will require a material investment of the proceeds and Company assets to achieve the intended scaling capacity. Therefore, the Company plans to continue to raise equity capital through the sale of its securities. (See Equity Offerings). Absent additional capital, the Company may have to significantly reduce, delay, scale back or discontinue further development of its Technologies and patents and expansion of its capabilities or discontinue operations completely.

Cash Flows from Operating Activities

Net cash used in operating activities for the fiscal years ended December 31, 2023 and 2022, respectively, was $1,601,567 and $1,487,881.

During the fiscal year ended December 31, 2023, operating activities were concentrated on the Company’s completion of the initial commercial version of the Structural 3D Printers and Mixers and implementation of its manufacturing infrastructure. The Company has begun offering its equipment for sale and has received customer deposits for future sales. During the fiscal year ended December 31, 2022, the Company’s concentration of efforts was on expanding its brand recognition following the launch of its Regulation A+ offering effective December 27, 2021 and its Regulation Crowdfunding offering in September 2022 as well as development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls.

Cash Flows from Investing Activities

Net cash used in investing activities for the fiscal years ended December 31, 2023 and 2022, respectively, was $900,091 and $515,557. Net cash used in investing activities was primarily comprised of the purchase of production equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the fiscal years ended December 31, 2023 and 2022, respectively, was $2,205,509 and $2,418,909. Net cash provided by financing activities is primarily comprised of proceeds of sale of Common Stock less offering costs to sell, proceeds from equipment loans payable and proceeds from issuance of SAFE liabilities.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date.

Effective January 1, 2023, the Company adopted the new accounting guidance in Accounting Standards Update ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments Accounting Standards Codification (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts, and generally applies to financial assets measured at amortized cost. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company adopted the standard using the modified retroactive approach, which did not affect retained earnings. Our significant accounting policies are more fully described in the notes to our financial statements included herein for the fiscal year ended December 31, 2023.

Debt and Equity Offerings

SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

Effective September 1, 2022, the SAFE’s converted under its Equity Financing terms (see Note I in attached financial statements). The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Preferred Stock related to conversion of the SAFEs.

During 2023, the Company offered additional Simple Agreement for Future Equity (“SAFE”) contracts, which allowed investors to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 80%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. As of December 31, 2023, the Company had raised $230,000 through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets. Subsequent to the date of the balance sheet, the Company has raised $250,000 through these SAFE contracts.

Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as any other common shareholder or preferred shareholder, if any.

As of August 31, 2022 the Company had raised $169,800 through these convertible notes. Effective September 1, 2022, the Notes converted under its Qualified Financing terms (see Note J in attached financial statements). The Company issued 2,762,172 shares of Preferred Stock and 1,112,062 of Common Stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable.

Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 Shares of Common Stock at a price of $1.00 per share, or $35,000,000 in total, to accredited investors. All Shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Regulation A+ Offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

As of December 31, 2023 the Company issued 1,171,827 shares of Common Stock at a purchase price of $1 per share. Subsequent to the date of the balance sheet, the Company has not issued additional Shares through this offering.

Regulation Crowdfunding Offerings

In September 2022, the Company initiated a raise of additional funds through Regulation Crowdfunding (the “Offering”) with a funding goal of $5,000,000. As of December 31, 2023, the Company issued 2,367,017 shares of Common Stock at a purchase price of $1 per share with gross proceeds of $2,179,070. The Offering ran through September 2024, at which time it was closed to further sales of its securities. Subsequent to the date of the balance sheet the Company also issued 53,208 shares of common stock for the Offering funding portals commission to be paid in equity after final proceeds were determined (see Note J in attached financial statements).

Subsequent to the date of the balance sheet, the Company initiated a raise of additional funds through Regulation Crowdfunding with a funding goal of $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. Subsequent to the date of the balance sheet, the Company issued 122,132 shares of Common Stock at a purchase price of $1.47 with gross proceeds of $146,266 (see Note O in attached financial statements).

Preferred Stock

Subsequent to the date of the balance sheet, the Company issued 272,917 shares of preferred stock as inducement for an individual to serve in a non-voting advisory role to the Company.

Series X Preferred Stock

On December 1, 2023, the Company authorized the creation of Series X preferred stock (the “Series X”) with 400,000 preferred stock from the unissued preferred stock authorized designated as Series X with certain conversion features and no rights to voting or dividends. share (see Note J in attached financial statements). Subsequent to the date of the balance sheet, the Company issued 302,154 shares of Series X preferred stock at $0.01 per share (see Note J in attached financial statements).

 Equity Ownership Plan

Subsequent to the date of the balance sheet the Company issued 5,000 shares of stock options under the 2021 Equity Ownership Plan (see Note K in attached financial statements).

ITEM 3 – DIRECTORS AND OFFICERS

Directors

Name	Position	Age	Term of Office
Anna Cheniuntai	Director	31	March 2020 - Present
Nikita Cheniuntai	Director	34	December 2019 - Present

Officers

Name	Position	Age	Term of Office
Anna Cheniuntai	Chief Executive Officer	31	March 2020 - Present
Nikita Cheniuntai	Chief Technology Officer	34	December 2019 - Present

Significant Employees

Name	Position	Age	Term of Office
Trevor Ragno	Director of Construction Technologies	28	March 2020 - Present

Nikita Cheniuntai, Founder and CTO

Education and Experience

Nikita Cheniuntai is an inventor, engineer, and entrepreneur with extensive experience in robotics and construction. His first company specialized in the manufacturing of industrial CNC machines and composite materials used for construction. After this position, Nikita founded a construction company. In 2014, Nikita executed two projects totaling approximately $5,000,000 USD in relation to building infrastructure for Olympic Games. These projects for the Olympics were to manufacture and deploy 5,000 signs (within only six months). These signs were made with concrete, metal frame, and high-resolution printed information - everything according to strict design requirements by the International Olympic Games Committee. Nikita’s exceptional experience in engineering and fabrication caused this previous company to execute the project on time and on such a high level that the company was recognized by Organizing Committees for the Olympic Games. Later, Nikita decided to apply his engineering talent and experience to change the way developers build today by founding Apis Cor. Nikita is an author of several patents related to Apis Cor Technology.

Nikita and his work have been recognized with several awards, including:

Publications and Awards

-Autodesk Technology Center in Boston - Resident

-Alumni of Alchemist Accelerator - 2020

-2020 list of Maverick Awards winners byBuiltWorlds - April 2020

-Leaders of Tomorrow, 49th St. Gallen Symposium, Switzerland - April 2019

-1st Place, NASA Phase 3 Construction Level 1&2, Final Design Level of 3D Printed-Habitat

-Centennial Challenge by NASA - 2018-2019 (see “Narrative of the Business” above)

-50 EMERGING GLOBAL ENTREPRENEURS TO WATCH IN 2017, by INC Magazine - April 2017

-Kairos50, Kairos Society, New York - Apr 2017

Duties of Nikita with the Company as CTO:

(1) Product Development and Design (including software and hardware);

(2) Design and direction of the Technology;

(3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business;

(4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies;

(5) Determining key vendors and suppliers;

(6) Driving Technology and product development strategy.

Anna Cheniuntai, co-founder and CEO

Education and Experience

Anna Cheniuntai is the Chief Executive Officer of Apis Cor. After earning her bachelor’s degree in Space Physics in 2014, Anna pursued a career in scientific research to entrepreneurship. She joined construction and industrial machinery manufacturing ventures pursued by Nikita Cheniuntai. Working alongside Nikita, Anna had successfully managed a $5M worth project to construct and deploy the ground navigation system around the infrastructure of Olympic Games, 2014.

Duties of Anna with the Company as CEO:

(1) Directing the Operations of the Company;

(2) Directing day-to-day affairs of the Company;

(3) Implementing business and sales strategies;

(4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees.

Trevor Ragno, Director of Building Science and Performance

Education and Experience

Trevor Ragno is the Director of Building Science and Performance for Apis Cor. He has two Bachelor of Science degrees in both Real Estate and Business Management with an Associate’s degree in Urban Planning. He received a Masters degree in Real Estate Development from Clemson University - College of Business

Since 2016, Trevor Ragno has been a Chief Real Estate Partner of Aeronody Corporation, an Autonomous Aerial Systems (AAS) company offering remote centralized inspections and monitoring services using commercial UAVs to clients in the energy and utilities, critical infrastructure, agriculture and forestry, and public safety.

Duties of Trevor with the Company as Director of Building Science and Performance:

(1) Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes;

(2) Research and develop the construction technologies and solutions needed to integrate robotics 3D printing with conventional construction technologies;

(3) Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies;

(4) Development of integration systems and technologies to improve and facilitate the use of the Company’s Structural 3D Robotic Printers with conventional construction methods;

(5) Heading the Apis Cor University project. Developing strategies and implementation of the training centers and training courses for current and potential Customers;

(6) Working with field personnel to train and educate them on technologies within current and future construction projects;

(7) Ensuring the correct implementation of the 3D Printing Technology with the construction projects;

(8)  Public speaking and presentations at industry events;

(9)  Building the training department of printer operators and other in-field staff.

Legal Proceedings Disclosure

There are no legal proceedings to disclose on behalf of the Company, its Directors, or Officers, including but not limited to bankruptcy, civil, or criminal proceedings.

Family Relationship Disclosure

Nikita and Anna Cheniuntai are husband and wife.

COMPENSATION TO DIRECTORS AND OFFICERS

The following table describes the compensation of the Officers for FY2023.

Name	Capacities in which Compensation was Received	Cash Compensation	Other Compensation (Cash Value)	Total Compensation
Nikita Cheniuntai	CTO	$87,652.30	$0	$87,652.30
Anna Cheniuntai	CEO	$70,293.60	$0	$70,293.60

Increases to Compensation for the Officers

The Company intends to increase the annual salaries of the above-named persons upon the receipt of sufficient Proceeds pursuant to the Offering. The proposed increase is not tied to the performance of the Officers. The salaries of the Officers will be set as below:

Nikita Cheniuntai – $96,000 gross annual salary

Anna Cheniuntai – $96,000 gross annual salary

ITEM 4 - SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name of Beneficial Owner	Amount of Shares Owned	Amount of Shares Acquirable	Percent of Class (as of April 24, 2024)
Common Stock	Nikita Cheniuntai	62,766,954	0	62.62%
Common Stock	Anna Cheniuntai	26,900,123	0	26.84%
Preferred Stock*	At One Ventures	28,324,878	2,992,182.51 **	84.94%

*Throughout 2020, 2021, and 2022, the Company issued SAFEs to raise capital. In August 2022, the Company sold $1,000,000 in SAFEs to At One Ventures. the Company converted all outstanding SAFEs all outstanding convertible notes on September 3, 2022. The conversion resulted in the issuance of 33,347,232 shares of Preferred Stock.

** In December 2023 and February 2024 the Company issued two SAFEs to At One Ventures for $200,000 and $150,000, respectively, at a 20% discount. (See Item 6, below). Conversion of both SAFEs would result in the issuance of 2,992,182.51 shares Series A Preferred stock.

Nikita and Anna Cheniuntai: 3060 Venture Lane #101, Melbourne, FL 32934

At One Ventures: 767 19th Ave. #2, San Fransisco, CA 94121

ITEM 5 - INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loan #1 with Nikita Cheniuntai

Principal Amount: $43,000
Material Terms: On January 3, 2020, the Company entered into an unsecured promissory note with Nikita Cheniuntai for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. On May 7, 2023, the note was amended to extend the maturity date and add an addendum for monthly installments of principal and interest through April 15, 2025, with $14,913.85 having been paid by the stockholder. As of December 31, 2023, accrued interest was paid by Nikita Cheniuntai and is recorded in interest income in the financial statements.

Loan #2 with Nikita Cheniuntai

Principal Amount: $47,000
Material Terms: On January 13, 2021, the Company entered into an unsecured promissory note with Nikita Cheniuntai for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2023, accrued interest was paid by Nikita Cheniuntai and is recorded in interest income in the financial statements.

Loan #3 with Anna Cheniuntai

Principal Amount: $30,000
Material Terms: On December 30, 2022, the Company entered into an unsecured promissory note with Anna Cheniuntai for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2023, accrued interest was paid by Anna Cheniuntai and is recorded in interest income in the financial statements.

ITEM 6 – OTHER INFORMATION

Certain Unregistered Sales of Equity Securities

September 28, 2022 Regulation CF Offering

On September 28, 2022, the Company initiated a raise of additional funds through Regulation Crowdfunding with a funding goal of $5,000,000.

As of December 31, 2023, the Company issued 2,367,017 shares of Common Stock at a purchase price of $1 per share with gross proceeds of $2,179,070. The Offering ran through September 2023, at which time it was closed to further sales of its securities. Subsequent to the date of the balance sheet the Company also issued 53,208 shares of common stock for the Offering funding portals commission to be paid in equity after final proceeds were determined (see Note J in attached financial statements).

February 28, 2024 Regulation CF Offering

On February 28, 2024, the Company initiated a raise of additional funds through Regulation Crowdfunding with a funding goal of $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. As of March 28, 2024, the Company issued 122,132 shares of Common Stock at a purchase price of $1.47 with gross proceeds of $146,266.

December 15, 2023 Regulation D Rule 506(b) Offering

On December 15, 2023 the Company sold two SAFEs contracts to investors pursuant to Regulation D Rule 506(b) which allowed these investors the ability to make an upfront payment for the right to future Standard or SAFE Preferred A Shares issued in the next equity financing round at a discount of 0% to 80%. Upon conversion, these shareholders would have the same rights as any other Preferred A shareholders, if any. As of December 31, 2023, the Company had raised $230,000 through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets. Subsequent to December 31, 2024, the Company has raised an additional $250,000 through these SAFE contracts

Regulation Crowdfunding Offerings

In September 2022, the Company initiated a raise of additional funds through Regulation Crowdfunding (the “Offering”) with a funding goal of $5,000,000. As of December 31, 2023, the Company issued 2,367,017 shares of Common Stock at a purchase price of $1 per share with gross proceeds of $2,179,070. The Offering ran through September 2023, at which time it was closed to further sales of its securities. Subsequent to the date of the balance sheet the Company also issued 53,208 shares of common stock for the Offering funding portals commission to be paid in equity after final proceeds were determined (see Note J in attached financial statements).

On February 28, 2024 the Filed a Form C, initiating a Regulation CF offering to raise additional investment with a funding goal of $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. Subsequent to the date of the balance sheet, the Company issued 122,132 shares of Common Stock at a purchase price of $1.47 with gross proceeds of $146,266 (see Note O in attached financial statements).

Preferred Stock

The Company issued 272,917 shares of Series A Preferred stock as inducement for an individual to serve in a non-voting advisory role to the Company.

Material Modification of the Rights of Securityholders

Series X Preferred Stock

On December 1, 2023, the Company filed a Certificate of Designation authorizing the creation of Series X preferred stock (the “Series X”) with 400,000 preferred stock from the unissued preferred stock authorized designated as Series X with certain conversion features and no rights to voting or dividends (See Exhibit 2A). On January 6, 2024, the Company issued 302,154 shares of Series X preferred stock at $0.01 per share for a total of $3,021.54. This issuance of Series X preferred stock was to a strategic partner and not through an offering of the securities.

ITEM 7 – AUDITED FINANCIAL STATEMENTS FOR FY2023 AND FY 2022 FOR THE PERIODS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

Financial Statements and Independent Auditor's Report

Apis Cor Inc.

December 31, 2023 and 2022

Apis Cor Inc.

Table of Contents

Independent Auditor's Report 1-2

Balance Sheets 3

Statements of Operations 4

Statements of Stockholders' Equity (Deficit) 5

Statements of Cash Flows 6

Notes to Financial Statements 7-20

ASSURANCE DIMENSIONS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Apis Cor Inc.

Opinion

We have audited the accompanying financial statements of Apis Cor Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company had net losses of approximately $2,548,000 and $1,539,000 for the years ended December 31, 2023 and 2022, respectively, as well as negative cash flow from operations of approximately $1,602,000 and $1,488,000, respectively. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ASSURANCE DIMENSIONS

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville, Florida
April 19, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Apis Cor Inc.
Balance Sheets
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current assets		
Cash	$ 184,836	$ 480,985
Accounts receivable	-	747
Inventory	34,188	-
Prepaid expenses	37,439	6,646
Due from stockholders	7,690	10,025
Other current assets	32,956	23,245
Total current assets	297,109	521,648
Non-current assets		
Property and equipment, net	1,627,271	833,388
Operating lease right-of-use assets	127,292	153,724
Loans receivable from stockholders	105,667	120,000
Security deposits	38,633	19,596
Total assets	$ 2,195,972	$ 1,648,356
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$ 72,340	$ 13,265
Customer deposits	981,857	84,066
Equipment loans payable	99,730	38,912
Operating lease liabilities, current portion	67,750	107,054
Other current liabilities	-	16,878
Total current liabilities	1,221,677	260,175
Long-term liabilities		
Equipment loans payable, non-current	480,376	188,561
SAFE liabilities	230,000	-
Operating lease liabilities, non-current	42,860	37,933
Total liabilities	1,974,913	486,669
Stockholders' equity		
Preferred stock, $0.00001 par value, 100,000,000 authorized, 33,347,232 shares issued and oustanding, respectively	333	333
Common stock, $0.000000827 par value, 400,000,000 authorized, 105,400,026 and 103,498,023 shares issued, and 98,347,960 and 96,445,557 shares outstanding, respectively	87	85
Additonal paid-in capital	5,965,899	4,358,953
Treasury stock, 7,052,466 shares, at cost	(71)	(71)
Accumulated deficit	(5,745,189)	(3,197,613)
Total stockholders' equity	221,059	1,161,687
Total liabilities and stockholders' equity	$ 2,195,972	$ 1,648,356

The accompanying notes are an integral part of these financial statements.

Page | 3

Apis Cor Inc.
Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE		
Training programs	$ 17,063	$ 54,849
EXPENSES		
Payroll and related expenses	1,058,975	299,322
Research and development	422,828	142,680
Advertising and Marketing	258,389	331,708
Other general and administrative	202,093	117,215
Professional fees	197,611	436,122
Facility and maintenance expense	219,421	153,335
Depreciation	106,208	54,386
Travel and entertainment	50,091	44,139
Other operating supplies and expenses	22,443	-
Total operating expenses	2,538,059	1,578,907
LOSS FROM OPERATIONS	(2,520,996)	(1,524,058)
OTHER INCOME (EXPENSES)		
Loss on disposal of asset	-	(2,202)
Interest expense	(28,700)	(15,346)
Interest income	2,120	2,694
NET LOSS	$ (2,547,576)	$ (1,538,912)

The accompanying notes are an integral part of these financial statements.

Page | 4

Apis Cor Inc.
Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2023 and 2022

	Preferred Stock $0.00001 par value		Common Stock, $0.000000827 par value		Additonal paid-in capital	Treasury Stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount		Shares	Amount		
December 31, 2021	-	$ -	100,749,520	$ 83	$ 36	7,052,466	$ (71)	$ (1,658,701)	$ (1,658,653)
Stock-based compensation	-	-	-	-	1,186	-	-	-	1,186
Stock issued for conversion of Convertible Notes Payable	2,762,172	28	1,112,062	1	176,580	-	-	-	176,609
Stock issued for conversion of SAFE liabilities	30,585,060	305	-	-	2,929,695	-	-	-	2,930,000
Stock issued, net of offering costs	-	-	1,636,441	1	1,251,456	-	-	-	1,251,457
Net loss	-	-	-	-	-	-	-	(1,538,912)	(1,538,912)
December 31, 2022	33,347,232	333	103,498,023	85	4,358,953	7,052,466	(71)	(3,197,613)	1,161,687
Stock-based compensation	-	-	-	-	740	-	-	-	740
Stock issued, net of offering costs	-	-	1,902,403	2	1,606,206	-	-	-	1,606,208
Net loss	-	-	-	-	-	-	-	(2,547,576)	(2,547,576)
December 31, 2023	33,347,232	$ 333	105,400,426	$ 87	$ 5,965,899	7,052,466	$ (71)	$ (5,745,189)	$ 221,059

The accompanying notes are an integral part of these financial statements.

Page | 5

Apis Cor Inc.
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:		
Net loss	$ (2,547,576)	$ (1,538,912)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	106,208	54,386
ROU assets and liabilities	(7,945)	(8,737)
Accrued interest on convertible notes payable	-	2,205
Loss on disposal of equipment	-	2,202
Stock-based compensation	740	1,186
Changes in working capital components:		
Accounts receivable	747	36,778
Inventory	(34,188)	-
Prepaid expenses	(30,793)	8,764
Other current assets	(9,711)	(23,245)
Security deposits	(19,037)	2,750
Accounts payable and accrued expenses	59,075	(86,183)
Customer deposits	897,791	44,047
Other current liabilities	(16,878)	16,878
Net cash used by operating activities	(1,601,567)	(1,487,881)
Cash flows from investing activities:		
Purchases of property and equipment	(900,091)	(557,557)
Disposals of property and equipment	-	42,000
Net cash used by investing activities	(900,091)	(515,557)
Cash flows from financing activities:		
Proceeds from equipment loans payable	410,481	148,874
Repayments on equipment loans payable	(57,848)	(54,660)
Proceeds from issuance of SAFE liabilities	230,000	1,000,000
Net loans to and repayments from stockholders	16,668	(34,186)
Proceeds from issuance of common stock from Reg A+ offering	-	1,171,827
Proceeds from issuance of common stock, net of costs from Reg CF offering	1,773,873	405,197
Capital raise costs	(167,665)	(218,143)
Net cash provided by financing activities	2,205,509	2,418,909
Net change in cash	(296,149)	415,471
Cash, beginning of year	480,985	65,514
Cash, end of period	$ 184,836	$ 480,985
Supplemental and non-cash disclosures		
Cash paid for interest	$ 28,700	$ 13,141
Operating lease right of use asset and liability recorded on adoption of ASC 842	$ -	$ 241,287
Right-of-use asset and liability adjustment for lease modification	$ 92,733	$ -
Recognition of deferred offering costs	$ -	$ 107,424
Preferred stock issued for conversion of convertible notes payable	$ -	$ 126,649
Common stock issued for conversion of convertible notes payable	$ -	$ 11
Preferred stock issed for conversion of SAFE liabilities	$ -	$ 2,930,000

The accompanying notes are an integral part of these financial statements.

Page | 6

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note A – Nature of Business and Organization

Apis Cor Inc. (the "Company") was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings. The Company has received deposits for sales of its 3D printing equipment in 2023 with delivery projected in 2024.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2023 and 2022, there were no cash equivalents.

Page |7

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable consists of balances owed to the Company for goods sold and services provided. Accounts receivable are carried at the original amount less an estimate for credit losses. The Company maintains an allowance for credit losses which represents management's estimate of expected credit losses over the remaining expected life of the Company's financial assets measured at amortized cost and comprised of three main components: (i) historical collection performance, (ii) specific collection issues, (iii) current conditions, and reasonable and supportable forecasts about the future. If actual provision for credit losses differs from the reserves calculated based on historical trends and known customer issues and current conditions, an adjustment to the provision for credit losses is recorded in the period in which the difference occurs. Such adjustment could result in additional expenses or a reduction of expenses. The Company writes off accounts to the allowance when it has determined that collection is unlikely. Some of the factors considered in reaching this determination are (i) the apparent financial condition of the customer, (ii) the success the Company has in contacting and negotiating with the customer, (iii) the current state of the industry and (iv) the number of days the account has been outstanding. When the Company's collections does not correspond with historical performance, additional charges may be required. As of December 31, 2023 and 2022, the Company determined no allowance for credit losses was needed. The income statement effect of all changes in the allowance for credit losses is recognized as provision for credit losses

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years
Furniture & fixtures	7 years
Leasehold improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company's manufacturing space is included in the balance sheets at December 31, 2023 and 2022 as an operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. And the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset. For leases that do not provide an implicit rate, we use the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Page | 8

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. As of December 31, 2023 and 2022, customer deposits totaled approximately $982,000 and $84,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company's revenues are currently generated from on-demand training courses and live seminars. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the payment is made and download is available to the customer or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company's major revenue sources:

3D Printing Equipment

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar and workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Page |9

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "product") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, *Research and Development*, the Company expenses research and development cost as incurred. Research and development costs for the years ended December 31, 2023 and 2022, was approximately $423,000 and $143,000, respectively.

Advertising and Marketing

Advertising and Marketing costs are expensed when incurred. During the years ended December 31, 2023 and 2022, advertising and marketing related expenses were approximately $258,000 and $332,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2023 and 2022, respectively. The Company's 2020 through 2022 tax years are open for examination for federal and state taxing authorities.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2023, the Company had an accumulated deficit of approximately $5,745,000. The net cash used in operating activities for the years ended December 31, 2023 totaled approximately $1,602,000.

With sales of its 3D printers in 2024 and additional financing from private and public offerings of its common stock the Company will have sufficient funds to continue operations for at least twelve months from the date of this report. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Page | 10

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note D – Property and Equipment

Property and equipment consist of the following as of December 31:

	2023	2022
Production equipment	$ 1,424,477	$ 346,045
Vehicles and trailers	185,217	179,743
Computers and equipment	38,174	22,946
Furniture & fixtures	29,371	26,508
Construction in progress	103,091	309,792
Leasehold improvements	23,576	18,781
Total property and equipment	1,803,906	903,815
Less: accumulated depreciation	(176,635)	(70,427)
Property and equipment, net	$ 1,627,271	$ 833,388

For the years ended December 31, 2023 and 2022, respectively, total depreciation expense was approximately $106,000 and $54,000. At December 31, 2023 and 2022, in addition to the construction in progress, there was approximately $727,000 and $41,000, respectively, in production equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with scheduled repayment terms through April 15, 2025. For the years ended December 31, 2023 and 2022, accrued interest of $580 and $860, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with scheduled repayment terms through December 31, 2025. For the years ended December 31, 2023 and 2022, accrued interest of $940 and $940, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. For the years ended December 31, 2023 and 2022, accrued interest of $600 and $2, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Line of Credit

In November 2023, the Company entered into a Line of Credit Agreement ("the LOC") for $100,000 with interest at Prime plus 4.050% per annum. The final availability date is the earlier of the fifth anniversary of the agreement or at an earlier date at the bank's sole discretion. Commencing on January 1, 2024 and on the first of each month thereafter, the Company shall make monthly payments of $100 or accrued interest plus 1/100 of the then unpaid principal balance, whichever is greater. The LOC is secured by substantially all the assets of the Company and contains customary affirmative and negative covenants and conditions to borrowing, as well as customary events of default. As of December 31, 2023, the combined interest rate was 12.55% with no balances outstanding under this LOC.

Page | 11

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note G – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. As of February 2022, the equipment was traded-in on new equipment and the loan was satisfied. Interest expense paid during the year ended December 31, 2022 totaled $368.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the years ended December 31, 2023 and 2022, respectively, totaled $412 and $555. As of December 31, 2023 and 2022, respectively, the outstanding principal balance was $3,185 and $4,638, with $1,611 and $1,453 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the years ended December 31, 2023 and 2022, respectively, totaled $4,509 and $7,406. As of December 31, 2023 and 2022, respectively, the outstanding principal balance was $65,894 and $81,472 with $16,548 and $15,578 of the total payable recorded as a current liability.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the years ended December 31, 2023 and 2022, respectively, totaled $2,552 and $4,672. As of December 31, 2023 and 2022, respectively, the outstanding principal balance was $42,975 and $50,243 with $8,055 and $7,268 of the total payable recorded as a current liability.

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense paid during the years ended December 31, 2023 and 2022, respectively, totaled $4,515 and $676. As of December 31, 2023 and 2022, respectively, the outstanding principal balance was $24,823 and $28,714 with $4,207 and $3,891 of the total payable recorded as a current liability.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment occurred in 2023. Interest expense paid during the years ended December 31, 2023 and 2022, respectively, totaled $1,359 and $0. As of December 31, 2023 and 2022, the outstanding principal balance was $28,127 and $34,345 with $7,980 and $5,710 of the total payable recorded as a current liability.

On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense paid during the years ended December 31, 2023 and 2022, respectively, totaled $2,187 and $610. As of December 31, 2023 and 2022, respectively, the outstanding principal balance was $23,049 and $28,060 with $5,448 and $5,011 of the total payable recorded as a current liability.

On April 18, 2023, the Company purchased equipment and entered into a loan in the amount of $262,350. This loan has a 72-month term with an interest rate of 10.10% and a monthly payment of $4,747. Interest expense paid during the year ended December 31, 2023 totaled $11,519. As of December 31, 2023, the outstanding principal balance was $243,922 with $35,258 of the total payable recorded as a current liability.

On November 21, 2023, the Company purchased equipment and entered into a loan in the amount of $148,130. This loan has a 72-month term with an interest rate of 9.42% and a monthly payment of $2,708. Interest expense paid during the year ended December 31, 2023 totaled $1,529. As of December 31, 2023, the outstanding principal balance was $148,130 with $20,622 of the total payable recorded as a current liability.

Page | 12

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note G – Equipment Loans Payable (continued)

The aggregate future maturities of notes payable are as follows as of December 31, 2023:

Years Ending December 31,	Amount
2024	$ 99,730
2025	107,453
2026	115,518
2027	110,043
2028	91,006
Thereafter	56,356
	$ 580,106

Note H – SAFE Liabilities

A key event that would cause conversion of these agreements into future equity include an Equity Financing as follows:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Equity Financing terms were met and these SAFEs automatically convert into shares of the Company's preferred stock effective September 1, 2022.

The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Page | 13

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note H – SAFE Liabilities (continued)

Liquidity Event: If there is a liquidity event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If any of the Company's security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

Liquidation Priority: In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its purchase amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into common stock);

(ii) On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for common stock.

The investor's right to receive his or her conversion amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving conversion amounts or proceeds on a similar as-converted to common stock basis, and (b) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are proceeds or similar liquidation preferences).

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

Page | 14

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note I – Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the "Notes"). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. Key events that will cause conversion of these agreements into future equity are as follows:

> Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company's preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company's fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the "Conversion Price"). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the "Total Number of Shares").

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Qualified Financing terms were met and Convertible Notes Payable automatically convert into shares of the Company's common stock and/or preferred stock effective September 1, 2022.

Note J – Stockholders' Equity (Deficit)

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to preferred stock. Such designation, rights and preferences may be determined from time-to-time by the Company's board of directors and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

During 2022, the Company issued 33,347,232 shares of preferred stock pursuant to the conversion of the SAFEs and convertible notes payable. (See Notes H and I)

Pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation the Board is authorized to provide by resolution, out of the unissued shares of preferred stock, one or more series of preferred stock.

Series X Preferred Stock

On December 1, 2023, the Company authorized the creation of Series X preferred stock (the "Series X") with 400,000 preferred stock from the unissued preferred stock authorized designated as Series X with certain conversion features and no rights to voting or dividends. Key events that will cause conversion of these agreements into future equity include the following::

Page | 15

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note J – Stockholders' Equity (Deficit) (continued)

Qualified Financing: With respect to each share of Series X issued by the Company, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Company consummates a Qualified Financing, such share shall automatically convert into one share of Common Stock of the Company, effective immediately prior to the effective closing of such Qualified Financing.

Change of Control: With respect to each share of Series X Preferred Stock issued by the Company, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Company consummates a Change of Control, such share shall automatically convert into one share of Common Stock of the Company, effective immediately prior to the effective date of such Change of Control.

Reclassification: Upon any reclassification, exchange, substitution, conversion or other event that results in a change of the number and/or class of the equitable securities issuable upon conversion of shares of Series X, the holder thereof shall been entitled to receive, upon conversion, the number and kind of securities and property, having substantially the same market value and rights, preferences, powers, privileges, restrictions, qualifications and limitations that holders of Series X would have received if Series X had been converted immediately before such event, as determined by the board of directors in its sole discretion.

Liquidation, Dissolution or Winding Up: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series X then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount equal to $0.01 per share.

As of December 31, 2023, the Company had no shares issued of Series X preferred stock. See Note O for shares issued subsequent to the year ended December 31, 2023.

Stock Issuances

In connection with the Reg A+ Offering, the Company engaged a fully regulated broker-dealer at a 3% commission of all sales. As of December 31, 2022, the Company issued 1,171,827 shares of common stock at a purchase price of $1 per share and recognized $290,921 of offering costs related to the offering.

During 2022 the Company launched a Regulation Crowdfunding offering (the "Reg CF Offering") to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its common stock at a purchase price of $1.00 per share. The Reg CF Offering also provided for investment incentives and bonuses of additional bonus shares and physical good perks offered to investors based on the elapsed time of offering and amount invested.

In connection with the Reg CF Offering, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of December 31, 2023 and 2022, respectively, deposits held totaled $30,956 and $23,244 and is recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the Reg CF Offering upon completion of the offering after final proceeds are determined.

During 2023 and 2022, respectively, the Company issued 1,902,403 and 464,614 shares of common stock under the Reg CF Offering, including bonus shares of 128,530 and 59,417, for net proceeds after platform commissions and related costs, of $1,773,873 and $405,197 and recognized $167,665 and $34,646 of related offering costs. The Reg CF Offering ran through September 2023, at which time it was closed to further sales of its securities.

Page | 16

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note K – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the "2021 Plan"). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company's growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to determine the fair value of the stock options for the years ended December 31:

	2023	2022
Estimated fair value of underlying stock at grant date	\$0.00001 - \$1.00	\$0.00001 - \$1.00
Exercise price	\$0.00001 - \$1.00	\$0.00001 - \$1.00
Expected life	10 years	10 years
Risk-free interest rates	1.52% - 3.72%	1.52% - 3.42%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to \$740 and \$1,182 for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, respectively, there was approximately \$50,611 and \$10,600 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31, 2023 and changes during 2023 and 2022 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2022	5,142,426	\$ 0.00001
Granted	40,000	1.00000
Exercised	-	-
Forfeited	(1,007,496)	(0.00001)
Outstanding at December 31, 2022	4,174,930	0.00959
Granted	565,000	1.00000
Exercised	-	-
Forfeited	(430,000)	(1.00000)
Outstanding at December 31, 2023	4,309,930	0.04061

Page | 17

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note K – Stock Option Plan (continued)

A summary of the status of the Company's outstanding stock options as of December 31, 2023 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	4,134,930	2,831
$1.00000	175,000	3,371
$0.04061	4,309,930	2,853

Note L – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2023 and 2022, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2023	2022
Net operating loss carry forward	$ 1,003,929	$ 606,467
Research and development	106,881	26,967
Property and equipment	(91,547)	(106,279)
Valuation allowance	(1,019,263)	(527,155)
Net deferred tax asset	$ -	$ -

At December 31, 2023 and 2022, the Company had federal net operating loss carryforwards of approximately $5,927,000 and $3,561,000, respectively. The federal net operating loss may be carried forward indefinitely but is limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company's federal and state blended tax rate was 21.00% for the years ended December 31, 2023 and 2022.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2023 and 2022.

Note M – Operating Leases

Starting on April 1, 2021, the Company leases manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in April 2024. The base rent is subject to a fixed increase every year of approximately 3%. The Company has exercised its option to extend the lease term 18 months through October 2025 at materially same terms.

On March 20, 2023, the Company entered into a 36-month operating lease agreement to increase its manufacturing space by 1,814 sq ft. Monthly payments consist of fixed base payments of approximately $3,118 plus variable costs including sales tax and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each.

Page | 18

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note M – Operating Leases (continued)

The ROU assets as of December 31 is summarized below:

	2023	2022
Operating lease ROU assets	$ 334,020	$ 241,287
Less accumulated reduction	(206,728)	(87,563)
Balance of ROU assets	$ 127,292	$ 153,724

Operating lease liability related to the ROU asset as of December 31 is summarized below:

	2023	2022
Operating lease liabilities	$ 334,020	$ 241,287
Reduction of lease liabilities	(223,410)	(96,300)
Balance of lease liabilities	$ 110,610	$ 144,987

The components of lease expense for the years ended December 31 were as follows:

	2023	2022
Operating lease cost	$ 187,695	$ 137,465

Maturities of lease liabilities were as follows as of December 31, 2023:

Years Ending December 31,	Amount
2024	$ 74,317
2025	36,584
2026	9,199
Future minimum lease payments	120,100
Less: imputed interest	(9,490)
Present value of lease payments	110,610
Less: current portion of lease liabilities	(67,750)
Operating lease liabilities, net of current portion	$ 42,860

Weighted average remaining lease terms were as follows as of December 31, 2023:

Operating leases 2.58 years

Weighted average incremental borrowing rates were as follows as of December 31, 2023:

Operating leases 8.64%

Page | 19

Apis Cor Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Note N – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note O – Subsequent Events

On March 20, 2024, the Company exercised its option to extend the lease term for its manufacturing space for an additional 18 months commencing May 1, 2024 at materially same terms. Base rent will increase 3% to approximately $7,952 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease will mature in October 2025. The base rent remains subject to a fixed increase of 3% per annum.

Subsequent to the date of the balance sheet, the Company issued an additional $250,000 of SAFE agreements with terms similar to those described in Note H.

In February 2024, the Company launched a Regulation Crowdfunding offering (the "Offering") to sell up to $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. The Offering is being made through Start Engine Secure LLS (the "Funding Portal") for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the Offering with 6% of the net proceeds held in escrow for up to six months following the close of the Offering. The Funding Portal is also to receive 3% commission paid in equity at the same rate as the Offering upon completion of the offering after final proceeds are determined.

Subsequent to the date of the balance sheet, the Company issued 122,132 shares of common stock under the Offering, including bonus shares of 22,631 for net proceeds $114,929 after platform commissions, related costs and escrows.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 19, 2024, the date the financial statements were available for issuance, and determined that the following items required disclosure.

P a g e | 20

ITEM 8 - EXHIBITS

Exhibit 2A: Amended and Restated Certificate of Incorporation and Certificate of Designation

Exhibit 2B: Bylaws of Apis Cor Inc.

Exhibit 4.: Subscription Agreement

Exhibit 8: Escrow Agreement with Wilmington Trust National Association

Exhibit 11: Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized:

(Exact name of the Issuer as specified in its Charter)

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

s/ Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

(Date): April 24, 2024

Location Signed: City of Melbourne, FL

s/ Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

(Date): April 24, 2024

Location Signed: City of Melbourne, FL